Exhibit 21.1

SIGNIFICANT SUBSIDIARIES OF THE REGISTRANT

YEAR ENDED DECEMBER 31, 2014

NAME OF COMPANY	JURISDICTION OF ORGANIZATION	PERCENTAGE OF OWNERSHIP INTEREST
Babcock & Wilcox Canada, Ltd.*	Canada	100%
B&W Equity Investments LLC	Delaware	100%
Babcock & Wilcox MEGTEC Holdings, Inc.	Delaware	100%
Babcock & Wilcox Power Generation Group, Inc.	Delaware	100%
Americon, Inc.	Delaware	100%
Babcock & Wilcox Construction Co., Inc.	Delaware	100%
Diamond Power International, Inc.	Delaware	100%
B&W PGG Luxembourg Finance SARL	Luxembourg	100%
B&W PGG Luxembourg Holdings SARL	Luxembourg	100%
Power Systems Operations, Inc.	Delaware	100%
Palm Beach Resource Recovery Corporation	Florida	100%

* This entity will not be part of the registrant’s continuing operations as this entity’s assets and liabilities will be transferred to The Babcock & Wilcox Company in connection with the spin-off.